

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2024

Robert Hershberg
Chief Executive Officer
HilleVax, Inc.
321 Harrison Avenue
Boston, MA 02118

> **Re: HilleVax, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 20, 2024**
> **File No. 333-278110**

Dear Robert Hershberg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Cheston Larson